

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

<u>Via Email</u>
Dr. Georges Karam
Chief Executive Officer and Chairman
Sequans Communications S.A.
19 Le Parvis
92073 Paris-La Défense, France

      Re: **Sequans Communications S.A.**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed March 30, 2012
               File No. 001-35135

Dear Dr. Karam:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Martin James

               Martin James
               Senior Assistant Chief Accountant